February 4, 2025

Scott Graziano
General Counsel
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

       Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284613
Dear Scott Graziano:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for the fiscal year ended
       December 31, 2024. Please revise your registration statement accordingly or advise.
       Refer to General Instruction VII.C to Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 February 4, 2025
Page 2

statement.

       Please contact Evan Ewing at 202-551-5920 or Erin Purnell at 202-551-3454 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing